(As filed January 5, 2001)

                                             File No. 70-9723


                          UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549
    ________________________________________________________

                         Amendment No. 4
                               on
                           FORM U-1/A

                     APPLICATION/DECLARATION
                              under
         THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
    _________________________________________________________

                       Entergy Corporation
                        639 Loyola Avenue
                     New Orleans, LA  70113

 (Name of company filing this statement and address of principal executive office)
      _____________________________________________________

                       Entergy Corporation

         (Name of top registered holding company parent)
     ______________________________________________________

                         C. John Wilder
                  Executive Vice President and
                     Chief Financial Officer
                       Entergy Corporation
                        639 Loyola Avenue
                     New Orleans, LA  70113

             (Name and address of agent for service)
    ________________________________________________________
The Commission is requested to send copies of all notices, orders and communications in connection with this Application or Declaration to:

    Christopher J. Bernard            William T. Baker, Jr.
 Entergy Power Marketing Corp.       Thelen Reid & Priest LLP
      Parkwood 2 Building        40 West 57th Street, Suite 2500
   10055 Grogans Mills Road         New York, New York  10019
  The Woodlands, Texas  77380

               Elizabeth A. Martin, Senior Counsel
                     Entergy Services, Inc.
                        639 Loyola Avenue
                     New Orleans, LA  70113

     The Application-Declaration filed in this proceeding on July 25, 2000, as amended by Amendment No. 1, filed September 5, 2000, Amendment No.2, filed October 20, 2000, and Amendment No. 3, filed January 4, 2001, is hereby further amended as follows:

     1.   The third paragraph of Item 1.3.5 - Affiliate
Transactions, is hereby deleted.

     2. Item 4 - Regulatory Approvals, is amended to read as follows:

     No state commission and no federal commission, other than this Commission, has jurisdiction over any of the transactions proposed herein. The FERC has jurisdiction under the Federal Power Act over and has approved the merger of the power marketing operations of EPMC and KET. The order of the FERC is filed for informational purposes as Exhibit D-3 hereto. In addition, the pre-notification requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976 may apply to certain future acquisitions of Energy-Related Assets by Entergy, depending upon, among other factors, the dollar amount of any such transaction. Entergy will not consummate any acquisition of Energy-Related Assets or of the equity securities of any company substantially all of whose assets consist of Energy-Related Assets unless it has obtained all other applicable state or federal regulatory approvals.



                            SIGNATURE

     Pursuant to the requirements of the Public Utility Holding
Company Act of 1935, as amended, the undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.



                              Entergy Corporation


                         By:  /s/  Michael G. Thompson
                              Name:  Michael G. Thompson
                              Title: Senior Vice President, General Counsel
                                     and Secretary


Date:     January 5, 2001